Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 8 DATED JULY 3, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014, Supplement No. 2 dated March 19, 2014, Supplement No. 3 dated April 1, 2014, Supplement No. 4 dated May 1, 2014, Supplement No. 5 dated May 16, 2014, Supplement No. 6 dated June 2, 2014 and Supplement No. 7 dated June 26, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of June 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 585,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $14.5 million, consisting of approximately 584,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $14.5 million, and approximately 500 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $12,000. As of June 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 944,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $23.2 million, consisting of approximately 943,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $23.2 million, and approximately 500 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $12,000. In addition, we satisfied the conditions of our special escrow provisions for residents of Washington, and accepted our initial subscriptions from residents of Washington on June 30, 2014. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of June 30, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
 The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of June 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned seven properties, located in six states, consisting of approximately 144,000 gross rentable square feet of commercial space. We acquired three properties between June 26, 2014 and June 30, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Academy Sports — Cartersville, GA	Sporting Goods	1	Academy, Ltd.	71,680	$10,496,000
Walgreens — Kilgore, TX	Drugstore	1	Walgreen Co.	14,820	6,234,000
CVS — Riverton, NJ	Drugstore	1	New Jersey CVS Pharmacy, LLC	12,900	6,080,000
				99,400	$22,810,000

The following information supplements, and should be read in conjunction with, the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of June 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned seven properties, located in six states, consisting of approximately 144,000 gross rentable square feet of commercial space. We acquired three properties, listed below, between June 26, 2014 and June 30, 2014, which were acquired through the use of proceeds from our initial public offering and borrowings from our revolving credit facility and related-party line of credit.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Academy Sports — Cartersville, GA	June 27, 2014	2014	$10,496,000	$262,400	7.00%	7.00%	100%
Walgreens — Kilgore, TX	June 27, 2014	2007	6,234,000	155,850	6.40%	6.40%	100%
CVS — Riverton, NJ	June 30, 2014	2007	6,080,000	152,000	6.31%	6.31%	100%
			$22,810,000	$570,250

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the tenants at the properties listed above:

Property	Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
Academy Sports — Cartersville, GA	Academy, Ltd.	71,680	100%	3/5 yr.	$734,720	$10.25	6/27/2014	–	4/30/2029
Walgreens — Kilgore, TX	Walgreen Co.	14,820	100%	(4)	$399,000	$26.92	6/27/2014	–	7/31/2032
CVS — Riverton, NJ	New Jersey CVS Pharmacy, LLC	12,900	100%	4/5 yr.	$383,388	$29.72	6/30/2014	–	1/31/2033

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)
Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12-months prior notice.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of June 30, 2014 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	1	6,960	89,490	5%
2024	—	—	—	—%
Thereafter	6	136,697	1,897,626	95%
	7	143,657	$1,987,116	100%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the three properties described in this prospectus supplement is approximately $18.8 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of June 30, 2014, as follows:

Property	Depreciable Tax Basis
Academy Sports — Cartersville, GA	$8,648,704
Walgreens — Kilgore, TX	5,136,816
CVS — Riverton, NJ	5,009,920
$18,795,440
Debt
Revolving Credit Facility
As of June 30, 2014, the Borrowing Base under the Credit Facility based on the underlying collateral pool for qualified properties and the amount outstanding under the Credit Facility were each approximately $2.3 million.

Series C Loan
As of June 30, 2014, we had approximately $9.7 million outstanding under the Series C Loan.

CCPT5-SUP-8